SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

American Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

02752P100

(CUSIP Number)

James P. Benson, 5956 Sherry Lane, Suite 900

Dallas, TX 75225, (214) 987-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2016

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 02752P100	13D
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1	names of reporting persons Energy Spectrum Securities Corporation
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 5,319,863
	8	shared voting power -
	9	sole dispositive power 5,319,863
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 5,319,863
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.22%*
14	type of reporting person CO

*        Based on the 30,869,502 common units of the Issuer (“Common Units”) outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP: 02752P100	13D
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1	names of reporting persons Energy Spectrum VI LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Texas

number of shares beneficially owned by each reporting person with	7	sole voting power 5,319,863
	8	shared voting power -
	9	sole dispositive power 5,319,863
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 5,319,863
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.22%*
14	type of reporting person OO

*        Based on the 30,869,502 common units of the Issuer (“Common Units”) outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP: 02752P100	13D
4 of 8

1	names of reporting persons Energy Spectrum Capital VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 5,319,863
	8	shared voting power -
	9	sole dispositive power 5,319,863
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 5,319,863
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.22%*
14	type of reporting person PN

*        Based on the 30,869,502 common units of the Issuer (“Common Units”) outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP: 02752P100	13D
5 of 8

1	names of reporting persons Energy Spectrum Partners VI LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 5,319,863
	8	shared voting power -
	9	sole dispositive power 5,319,863
	10	shared dispositive power -

11	aggregate amount beneficially owned by each reporting person 5,319,863
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.22%*
14	type of reporting person PN

*        Based on the 30,869,502 common units of the Issuer (“Common Units”) outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP: 02752P100	13D
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ITEM 1.	SECURITY AND ISSUER.

This statement on this Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on October 14, 2014, as amended by the statement on Schedule 13D/A filed on February 23, 2016 (as amended, this “Schedule 13D”), filed with respect to common units (“Common Units”) of American Midstream Partners, LP (the “Issuer”). The Issuer’s principal executive offices are located at 1400 16th Street, Suite 310, Denver, CO 80202.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

The persons filing this statement are Energy Spectrum Securities Corporation, a Texas corporation whose principal businesses are providing, through affiliates, private equity capital to businesses engaged in the exploration, development, production, gathering, transportation, processing, treatment, and storage of oil and natural gas and related hydrocarbons (“ESSC”), Energy Spectrum VI, LLC, a Texas limited liability company whose principal business is serving as the general partner of ESCLP (“ESLLC”), Energy Spectrum Capital VI LP, a Delaware limited partnership whose principal business is serving as the general partner of ESP (“ESCLP”), Energy Spectrum Partners VI LP, a Delaware limited partnership whose principal business is providing private equity capital to businesses engaged in the gathering, transportation, processing, treatment, and storage of oil and natural gas and related hydrocarbons (“ESP”, and together with ESSC, ESLLC, and ESCLP, the “Reporting Persons”). The principal business address of the Reporting Persons is 5956 Sherry Lane, Suite 900, Dallas, TX 75225.

ESSC is the sole member of ESLLC, which is the sole general partner of ESCLP, which is the sole general partner of ESP. The directors and executive officers of ESSC are Thomas O. Whitener, Leland B. White, James P. Benson, and James W. Spann (the “Directors”). Thomas O. Whitener, Leland B. White, James P. Benson, and James W. Spann serve as the managers of ESLLC (the “ESLLC Managers” and together with the Directors, the “Management Persons”). The business address of the Directors and the ESLLC Managers is the same as that of ESSC. The principal occupation of each of the Directors is serving as Directors and officers of ESSC and managing its portfolio companies and partnerships.

The Reporting Persons and the Management Persons, during the last five years, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons and each of the Management Persons, during the last five years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Management Persons is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 5,319,863 Common Units reported on this Schedule 13D are owned directly by ESP and were acquired by ESP pursuant to the terms of that certain Purchase and Sale Agreement (the “Purchase Agreement”) dated October 13, 2014, by and among ESP, Costar Midstream Energy, LLC (“CME”), and American Midstream, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“AMID”), as part of the consideration received by ESP and CME in exchange for their sale of 100% of the membership interest of Costar Midstream, L.L.C., a Texas limited liability company (“Costar”) to AMID.

ITEM 4.	PURPOSE OF TRANSACTION.

No changes or amendments to Item 4.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) are hereby amended and restated in their entireties as follows:

(a) As of the date hereof, the Reporting Persons may be deemed to be the direct or indirect beneficial owners of 5,319,863 Common Units, representing approximately 17.22% of the Issuer’s outstanding Common Units. The calculation of beneficial ownership percentage is based on a total number of issued and outstanding Common Units of 30,869,502 (which is the number of shares listed as outstanding under the Issuer’s most recent 10-Q). The Management Persons do not beneficially own any Common Units.

Other than as set forth above, the Reporting Persons and Management Persons are not the beneficial owners of any Common Units individually.

(b) The Reporting Persons have sole power to vote and dispose of 5,319,863 Common Units.

(c) On July 12, 2016, ESP sold 34,052 Common Units at an average price of $12.4970 per unit on the New York Stock Exchange, pursuant to the terms of the Distribution Agreement (defined below).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ESP has entered into a Distribution Agreement, dated July 8, 2016 (the “Distribution Agreement”), by and between ESP and Raymond James & Associates, Inc. (“Raymond James”), whereby ESP has engaged Raymond James to act as agent in connection with the offer and sale of up to 5,353,915 Common Units held by ESP as of the date thereof on the open market and/or through privately-negotiated transactions.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Distribution Agreement, dated July 8, 2016.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2016

ENERGY SPECTRUM SECURITIES CORPORATION

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Vice President

ENERGY SPECTRUM VI LLC

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director

ENERGY SPECTRUM CAPITAL VI LP

By:	Energy Spectrum VI LLC,
its general partner

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director

ENERGY SPECTRUM PARTNERS VI LP

By:	Energy Spectrum Capital VI LP,
its general partner

By:	/s/ James P. Benson
Name:	James P. Benson
Title:	Managing Director